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                                                            EXHIBIT (A)(1)(XIII)

June 24, 2005

To Our Shareholders:

     On May 26, 2005, PolyMedica Corporation, a Massachusetts corporation (the "Company"), distributed an Offer to Purchase (as defined below) and a related Letter of Transmittal in connection with its offer to purchase for cash up to 4,878,048 shares of its common stock, $0.01 par value per share, including the associated stock purchase rights issued under the Rights Agreement, between PolyMedica and Equiserve Trust Company, dated September 13, 2002 (the "Shares"), at a price, net to the seller in cash, without interest, specified by its shareholders of not greater than $34.50 nor less than $30.75 per Share, net to the seller, in cash, without interest, upon the terms and subject to the conditions of the Original Offer to Purchase (as defined below). The tender offer was scheduled to expire at 12:00 midnight, New York City time, on June 23, 2005.

     THE COMPANY HAS EXTENDED THE EXPIRATION DATE OF THE TENDER OFFER TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 8, 2005 (THE "EXPIRATION DATE"). THE COMPANY HAS ALSO INCREASED THE PRICE PER SHARE AT WHICH SHAREHOLDERS MAY TENDER THEIR SHARES TO A PRICE NOT GREATER THAN $37.50 NOR LESS THAN $34.75 PER SHARE, WITHOUT INTEREST AND, AS A RESULT, HAS DECREASED THE NUMBER OF ITS SHARES SUBJECT TO THE TENDER OFFER TO 4,316,546.

     Based on the number of Shares tendered and the prices specified by the tendering shareholders, PolyMedica will select the lowest purchase price that will allow it to purchase Shares with an aggregate purchase price of $150 million (or, if there are not sufficient Shares that are properly tendered and not properly withdrawn that would yield an aggregate purchase price of $150 million, then all Shares tendered will be purchased at the highest price specified by the tendering shareholders). We will purchase the Shares that are properly tendered at or below that purchase price (and are not properly withdrawn), subject to possible proration and provisions relating to the tender of "odd lots" and conditional tenders, for cash at that purchase price, net to the selling shareholder. PolyMedica also expressly reserves the right, in its sole discretion, to purchase additional Shares subject to applicable legal requirements.

     If you do not wish to participate in the tender offer, you do not need to take any action.

     The tender offer is explained in detail in the Offer to Purchase, Supplement to the Offer to Purchase and related Amended Letter of Transmittal. If you wish to tender your Shares, instructions on how to tender Shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither PolyMedica nor any member of its Board of Directors, nor the Dealer Manager or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the purchase price or purchase prices at which you may choose to tender your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the purchase price or purchase prices at which your Shares should be tendered. In doing so, you should read carefully the information in the Offer to Purchase, the Supplement to the Offer to Purchase and in the related Amended Letter of Transmittal. You should also discuss whether to tender your Shares with your broker or other financial or tax advisor.

     PolyMedica's directors and executive officers have advised the Company that they will not tender Shares in the tender offer.

     Please note that the tender offer is now scheduled to expire at 12:00 midnight, New York City time, on Friday, July 8, 2005, unless PolyMedica further extends it.

     On June 23, 2005, the last trading day prior to the announcement of the extension of the tender offer, the last reported sale price of our Shares on the Nasdaq National Market was $35.00 per Share. Any shareholder whose Shares are properly tendered directly to Equiserve Trust Company, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold Shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs are applicable. If you own fewer than 100 Shares, the tender offer is an opportunity for you to sell your Shares without having to pay "odd lot" discounts.

     If you have any questions regarding the tender offer or need assistance in tendering your Shares, please contact The Altman Group, Inc., the Information Agent for the tender offer, at (800) 443-5182 (toll free) or Morgan Stanley & Co. Incorporated, the Dealer Manager for the tender offer, at (866) 818-4954 (toll free).

                                         Sincerely,

                                         Patrick T. Ryan
                                         President, Chief Executive Officer and
                                         Director
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